UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

001-11960	001-40452
Commission File Number
AstraZeneca PLC The Nasdaq Stock Market LLC	AstraZeneca Finance LLC The Nasdaq Stock Market LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA England Tel: +44-20-3749-5000	1209 Orange Street Wilmington, Delaware 19801 United States of America Tel: +1-800-677-3394
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares, each representing one half of an Ordinary Share of 25¢ each

Ordinary Shares of 25¢ each

0.700% Notes due 2026

1.200% Notes due 2026 (and the guarantee of AstraZeneca PLC related thereto)

4.800% Notes due 2027 (and the guarantee of AstraZeneca PLC related thereto)

3.125% Notes due 2027

4.875% Notes due 2028 (and the guarantee of AstraZeneca PLC related thereto)

1.750% Notes due 2028 (and the guarantee of AstraZeneca PLC related thereto)

4.000% Notes due 2029

4.850% Notes due 2029 (and the guarantee of AstraZeneca PLC related thereto)

4.900% Notes due 2030 (and the guarantee of AstraZeneca PLC related thereto)

1.375% Notes due 2030

4.900% Notes due 2031 (and the guarantee of AstraZeneca PLC related thereto)

2.250% Notes due 2031 (and the guarantee of AstraZeneca PLC related thereto)

4.875% Notes due 2033 (and the guarantee of AstraZeneca PLC related thereto)

5.000% Notes due 2034 (and the guarantee of AstraZeneca PLC related thereto)

6.450% Notes due 2037

4.000% Notes due 2042

4.375% Notes due 2045

4.375% Notes due 2048

2.125% Notes due 2050

3.000% Notes due 2051

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, each of AstraZeneca PLC and AstraZeneca Finance LLC certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

ASTRAZENECA PLC

Date: January 30, 2026	By:	/s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary

ASTRAZENECA FINANCE LLC

Date: January 30, 2026	By:	/s/ Mike Elloian
Name: Mike Elloian
Title: Director